

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2024

Daniel Solomita
Chief Executive Officer
Loop Industries, Inc.
480 Fernand-Poitras, Terrebonne
Québec, Canada J6Y 1Y4

      Re: Loop Industries, Inc.
           Registration Statement on Form S-3
           Filed August 2, 2024
           File No. 333-281224

Dear Daniel Solomita:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Richie at 202-551-7857 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: James Lacey